RADICA GAMES LIMITED
                REPORTS RECORD THIRD QUARTER & NINE MONTH RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
SEPTEMBER 8, 1998                                    PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     EXECUTIVE VP & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADAF) reported today an after tax profit of $11.18 million or $0.55 per share for the third quarter ended July 31, 1998 versus $7.15 million or $0.34 per share for the third quarter of 1997, a 56.4% increase in profits. After tax profit for the nine months ended July 31, 1998 was $29.24 million or $1.43 earnings per share versus $11.99 million or $0.58 for the nine months ended July 31, 1997, representing a 143.9% increase in profits.

Total revenues for the third quarter of fiscal 1998 were $34.83 million, increasing 54.6% from $22.53 million for the same quarter last year. Total revenues for the nine months ended July 31, 1998 were $93.05 million, increasing 96.4% from $47.38 million for the same period last year.

The third quarter increase in net sales was the result of continued strong sales of 1997 product together with the impact of 1998 products such as Lunker Bass(TM), Junior Bass Fishin'(TM), NASCAR Racer(TM) and Trail Burner(TM) released in earlier quarters and third quarter shipments of our new VMS(TM) game Stealth Assault(TM) which started shipping at the end of July, together with Pro World Class Golf(TM), our upgraded golf game, Monte Carlo Enduro Racer(TM) and Monte Carlo NASCAR Racer(TM). In addition, sales to the Hasbro Games Group have grown by 47% from $4.5 million in the third quarter of fiscal 1997 to $6.6 million in the third quarter of fiscal 1998. New product shipped for the Hasbro Group during the third quarter included Pro Drag Racer(TM) and Small Soldiers(TM).

The gross profit for the third quarter of fiscal 1998 increased by $7.81 million to $19.48 million from $11.67 million in the third quarter of 1997 and the gross margin for the third quarter increased to 55.9% from 51.8% for the same quarter last year.

The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and Original Design Manufacturing ("ODM") sales, as ODM decreased as a percentage of sales from 20.4% to 19.6%.

Operating income for the third quarter of fiscal 1998 increased by $4.02 million to $10.87 million compared to $6.85 million for the same quarter last year.
Operating expenses increased 78.6% to $8.61 million in the third quarter of fiscal 1998 from $4.82 million in the same quarter of fiscal 1997, due to increased sales related costs (particularly for national advertising), increased research and development, offset by a $0.6 million provision against the investment in U-Tel in the third quarter of 1997, an increase of $0.5 million as a result of amortization of intangible assets with regards Girl Tech(TM) and increased salaries due to certain management additions. As a percentage of sales, operating expenses increased from 21.4% in the third quarter of fiscal 1997 to 24.7% in the third quarter of fiscal 1998. The operating margin rose to 31.2% during the third quarter compared to 30.4% during the same quarter last year.

During the quarter the Company  purchased an  additional  56,647 shares in U-Tel
Inc. at a price of $17 per share. This maintained the Company's 35% holding in U-Tel as U-Tel had issued new shares to several parties as part of a second round of financing.

A total of 544,100 shares were repurchased during the quarter at an average price of $16.79. In addition the company has repurchased 595,500 shares at an average price of $15.09 since the end of the quarter.

The Company announced that the new factory building and dormitory extension were completed in August giving a total of 464,000 square feet of factory and 340,000 square feet of dormitory as well as a further 3.7 acres of land for use in the future. Currently 4,300 staff and workers are employed in China compared to 2,403 at the end of August 1997.

"As we move into our most important quarter of the year from a sales and earnings perspective, it is gratifying to be able to announce our 5th straight quarter of record earnings and to note that in the first nine months of fiscal
1998 we have sold more and made more profit per share than in the whole of fiscal 1997, previously our best ever year. The sell through of both 1997 and new 1998 product continues to be strong and we look forward to the results of our pre-Christmas advertising campaigns in the fourth quarter," said Bob Davids, Chief Executive Officer.


          The foregoing  discussion  contains  forward-looking  statements  that involve  risks and  uncertainties  that could cause actual  results to differ materially from projected results.  Forward-looking  statements
          include   statements   about  efforts  to  attract  or  prospects  for
          additional or increased business,  new product introductions and other statements of a non-historical  nature. Actual results may differ from projected  results due to various  Risk  Factors,  including  Risks of
          Manufacturing  in China,  Dependence on Product Appeal and New Product
          Introductions,  and Dependence on Major Customers, as set forth in the
          Company's Annual Report on Form 20-F for the fiscal year ended October
          31, 1997, as filed with the  Securities and Exchange  Commission.  See
          "Item 1.  Description  of Business -- Risk  Factors" in such report on
          Form 20-F.

Radica Games Limited  (Radica) is a Bermuda company  headquartered  in Hong Kong
(NASDAQ - RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about
Girl Tech at "www.girltech.com".


                                    -- END --


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                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
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


(US Dollars in thousands,                                        NINE MONTHS ENDED             THREE MONTHS ENDED
 except per share data)                                             JULY 31,                     JULY 31,
                                                         -----------------------------   ------------------------------
                                                              1998           1997*            1998           1997*
                                                         --------------  -------------   --------------  --------------
                                                           (unaudited)     (unaudited)     (unaudited)     (unaudited)

REVENUES:
Net sales                                                  $ 93,052       $ 47,375         $ 34,829        $ 22,532
Cost of sales                                               (40,913)       (24,806)         (15,348)        (10,861)
                                                       -------------  -------------   --------------  --------------
Gross profit                                                 52,139         22,569           19,481          11,671
                                                       -------------  -------------   --------------  --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                (17,948)        (8,335)          (6,559)         (3,404)
Research and development                                     (2,419)        (1,292)          (1,050)           (361)
Acquired research & development                              (1,500)             -                -               -
Depreciation and amortization                                (2,412)        (1,843)            (998)         (1,052)
                                                       -------------  -------------   --------------  --------------
Total operating expenses                                    (24,279)       (11,470)          (8,607)         (4,817)
                                                       -------------  -------------   --------------  --------------

OPERATING INCOME                                             27,860         11,099           10,874           6,854

OTHER INCOME                                                    516            502              209             199

SHARE OF LOSS OF AFFILIATED COMPANY                            (168)           (61)             (76)            (61)

NET INTEREST INCOME                                           1,527            531              577             248
                                                       -------------  -------------   --------------  --------------

INCOME BEFORE INCOME TAXES                                   29,735         12,071           11,584           7,240

PROVISION FOR INCOME TAXES                                     (496)           (85)            (400)            (93)
                                                       -------------  -------------   --------------  --------------

NET INCOME                                                 $ 29,239       $ 11,986         $ 11,184         $ 7,147
                                                       =============  =============   ==============  ==============

EARNINGS PER SHARE - BASIC:

Net earnings per share                                       $ 1.43         $ 0.58           $ 0.55          $ 0.34
                                                       =============  =============   ==============  ==============

Average number of shares outstanding                     20,518,553     20,732,615       20,463,416      20,786,091
                                                       =============  =============   ==============  ==============

EARNINGS PER SHARE - ASSUMING
DILUTION:


Net earnings per share and dilutive potential common         $ 1.34         $ 0.56           $ 0.52          $ 0.33
stock                                                  =============  =============   ==============  ==============

Average number of shares
  and  dilutive potential common stock outstanding       21,822,965     21,515,747       21,685,288      21,799,790
                                                       =============  =============   ==============  ==============

*  Restated to conform with 1998 presentation

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


                                      ASSETS


                                                                                        JULY 31,              OCT. 31,
                                                                                   -----------------      -----------------
(US Dollars in thousands, except share data)                                              1998                   1997
                                                                                   -----------------      -----------------
                                                                                      (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                           $     36,602           $     33,504
Short-term investments                                                                         -                  2,050
Accounts receivable, net of allowances for doubtful
  accounts of $900 in 1998 and $908 in 1997 and estimated
  customer returns of $1,599 in 1998 and $2,327 in 1997                                   17,063                 18,740
Inventories, net of provision of $1,314 in 1998 and
  $3,479 in 1997                                                                          23,962                 11,741
Prepaid expenses and other current assets                                                  1,058                    681
                                                                                   -------------           ------------
        TOTAL CURRENT ASSETS                                                              78,685                 66,716
                                                                                   -------------           ------------

INVESTMENT IN AFFILIATED COMPANY                                                             989                    194
                                                                                   -------------           ------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                        15,441                 12,539
                                                                                   -------------           ------------

INTANGIBLE ASSETS, NET                                                                     3,500                      -
                                                                                   -------------           ------------

        TOTAL ASSETS                                                                $     98,615           $     79,449
                                                                                   =============           ============


                                     LIABILITIES AND SHAREHOLDERS'
EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                          13,655                 10,370
Accrued payroll and employee benefits                                                      2,407                  1,249
Accrued expenses                                                                           8,746                  5,945
Income taxes payable                                                                         182                    213
Deferred income taxes                                                                         79                     79
                                                                                   -------------          -------------

        TOTAL CURRENT LIABILITIES                                                         25,069                 17,856
                                                                                   -----------------      -------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,039,194 shares outstanding (20,860,200 at Oct. 31, 1997)                                    200                   209
Additional paid-in capital                                                                    17,658                28,589
Retained earnings                                                                             55,722                32,800
Cumulative translation adjustment                                                                (34)                   (5)
                                                                                   -----------------      -----------------

       TOTAL SHAREHOLDERS' EQUITY                                                             73,546                61,593
                                                                                   -----------------      -----------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $         98,615      $         79,449

                                                                                   =================      =================
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